RECURSOS QUELIZ, INC.

Las Caobas, 4th St., No. 24
Puerto Plata, Dominican Republic
November 24, 2014
United States Securities and Exchange Commission
Washington, DC
20549

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

Re:          Amendment No. 3 Registration Statement on Form S-1
Filed on October 17, 2014
File No. 333-194322

We are in receipt of your letter dated October 30, 2014 and have the following responses to make to your comments.

Principal Stockholder, Director and Officer page 41

1.	There has been no change in the Company’s principal stockholder, director and officer since the Company’s inception. Therefore, the date has been changed to November 15, 2014.

Experts, page 47

2.	Under Exhibit 5.1 the legal opinion has been revised by Booth Udall Fuller, PLC to adhere to this comment.

Financial Statements

3.           The financial statements have been updated to August 31, 2014, being the Company’s fiscal year-end and included in this amended Form S-1A.   Also all financial information in the amended Form S-1A has also been updated to conform with the amounts indicated in the above noted financial statements.

Yours very truly:
Recursos Queliz, Inc.

/s/”Juan Alexi Payamps Dominguez
Juan Alexi Payamps Dominguez
Chief Executive Officer, President and
Director